MARTIN LIPTON

HERBERT M. WACHTELL

EDWARD D. HERLIHY

DANIEL A. NEFF

STEVEN A. ROSENBLUM

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

KARESSA L. CAIN

RONALD C. CHEN

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

RANDALL W. JACKSON

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

ALISON Z. PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. AHO

LAUREN M. KOFKE

RACHEL B. REISBERG

MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

BENJAMIN S. ARFA

NATHANIEL D. CULLERTON

ERIC M. FEINSTEIN

ADAM L. GOODMAN

STEVEN R. GREEN

MENG LU

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL

DAVID M. ADLERSTEIN

ANDREW R. BROWNSTEIN

WAYNE M. CARLIN

BEN M. GERMANA

SELWYN B. GOLDBERG

PETER C. HEIN

JB KELLY*

JOSEPH D. LARSON

RICHARD G. MASON

PHILIP MINDLIN

THEODORE N. MIRVIS

DAVID S. NEILL

TREVOR S. NORWITZ

ERIC S. ROBINSON ERIC M. ROSOF JOHN F. SAVARESE MICHAEL J. SEGAL WON S. SHIN DAVID M. SILK ELLIOTT V. STEIN LEO E. STRINE, JR.** PAUL VIZCARRONDO, JR. JEFFREY M. WINTNER AMY R. WOLF MARC WOLINSKY
COUNSEL
SUMITA AHUJA LOREN BRASWELL HEATHER D. CASTEEL FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ ALINE R. FLODR KATHRYN GETTLES-ATWA LEDINA GOCAJ ADAM M. GOGOLAK ANGELA K. HERRING	MICHAEL W. HOLT DONGHWA KIM MARK A. KOENIG J. AUSTIN LYONS ALEXANDER S. MACKLER** ALICIA C. McCARTHY JUSTIN R. ORR JOSEPH S. PAYNE NEIL M. SNYDER JEFFREY A. WATIKER
*ADMITTED IN NORTH CAROLINA AND THE DISTRICT OF COLUMBIA **ADMITTED IN DELAWARE

Direct Dial: (212) 403-1394 Direct Fax: (212) 403-2394 E-Mail: DKLam@wlrk.com

December 19, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jane Park and Lauren Nguyen

Re:	Augusta SpinCo Corporation
Registration Statement on Form 10-12G
Filed December 12, 2025
File No. 000-56802

Dear Ms. Park and Ms. Nguyen:

On behalf of our client, Augusta SpinCo Corporation (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation

December 19, 2025

Finance (the “Staff”) of the U.S. Securities and Exchange Commission that were set forth in your letter, dated December 17, 2025, regarding the Company’s registration statement on Form 10-12G (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission on December 12, 2025. In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Registration Statement, including as Exhibit 99.1 thereto a revised draft of proxy statement/prospectus that reflects changes to reflect responses to the Staff’s comments. Waters Corporation is also filing today Amendment No. 1 to its Registration Statement on Form S-4 incorporating the same changes to the proxy statement/prospectus in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments are set forth in bold, followed by the response on behalf of the Company. All page references in the responses set forth below refer to pages of Exhibit 99.1 to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Background of the Merger, page 91

1.

We acknowledge your revised disclosure in response to prior comment 13, which we reissue in part. We note your disclosure that the Waters Board considered a variety of valuation methodologies, including the fundamental discounted cashflow valuation, public trading comparable valuation and precedent transaction comparable valuations, to determine its preliminary proposed valuation for the BDS Business and its own equity valuation. Please expand your disclosure to specify the range in equity valuations for Waters and the BDS Business and discuss in greater detail how the Waters A&F Committee arrived at a $17.5 billion transaction value for the BDS Business, $410 million of pre-tax synergies and a $4 billion cash dividend.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 of Exhibit 99.1 to the Registration Statement to specify the range in equity valuations for Waters and the BDS Business and to disclose in greater detail how the Waters A&F Committee arrived at a $17.5 billion transaction value for the BDS Business and $4 billion cash distribution amount by assessing the various outside-in valuation analyses performed on the BDS Business and the factors considered in determining the $410 million pre-tax synergies figure.

2.

We note your revised disclosure in response to prior comment 16 of the challenges to the microbiology business segment due to a supply shortage that impacted sales of BD BACTEC blood culture products. Please expand your risk factor disclosure and MD&A section relating to the BDS Business to disclose the changes to BD’s microbiology business segment and address the impact to the combined company’s business if such potential turnaround is not achieved or explain why revised disclosure is not necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 257 of Exhibit 99.1 to the Registration Statement.

December 19, 2025

Certain Financial Forecast, page 116

3.

We note your responses to comments 19, 21 and 22. Please further revise your disclosure to provide additional details regarding the assumptions underlying your projected EBITDA amounts and the cost and revenue synergies, where appropriate, including the following:

•

In the determination of Adjusted EBITDA for both the BD Management SpinCo Financial Projections and Waters Management Adjusted SpinCo Financial Projections, it is unclear if additional adjustments are being made to income before income taxes in addition to interest, depreciation, and amortization. In this regard, we note that there appears to be a significant difference between the historical 2025 amounts and the projected 2025 amounts, as presented on pages 121 and 122. Please advise or further revise your disclosures as necessary.

•

In regard to the Waters Standalone Advocacy Case Financial Projections, you referred to projected Adjusted EBITDA margin expansion as a “result of pricing, volume leverage and productivity initiatives,” but it does not appear that you have described such assumptions.

•

In regard to the Waters Management Adjusted SpinCo Financial Projections, it does not appear that additional disclosures were provided to explain the nature of the $290 million of expected revenue synergies and $200 million of expected cost synergies as well as your basis for assuming these synergies will take place. Please advise or further revise your disclosures as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 119-124 of Exhibit 99.1 to the Registration Statement to provide additional details concerning the Company’s and Waters’ assumptions underlying the applicable forecasted financial information.

Intellectual Property Matters Agreement, page 177

4.

Please revise to disclose when the last-to-expire licensed patent is scheduled to expire, the aggregate amount of milestone payment to be paid or received, and the aggregate amounts paid to date (including the payment of any upfront or execution fees) under the Intellectual Property matters agreement, as applicable.

Response: The Company acknowledges the Staff’s comments and respectfully advises that the Intellectual Property Matters agreement includes reciprocal, freedom to operate licenses defined by a standard that generally includes issued patents, pending applications and other intellectual property assets owned or controlled by a party as of the Distribution Date to the extent used in or practiced by the other party’s business. The licensed patents are not defined by, or limited to, a schedule and certain pending patent applications that may be included in the license have not yet been issued or may be applied for in the future. Therefore, there is no way to determine with certainty the expiration date of the last to expire of the licensed patents. The only patents identified by schedule are those

December 19, 2025

three patent families subject to an exclusive license granted to Waters. Those three patent families consist of patent applications that were filed on August 5, 2020 and September 6, 2022. If those applications ultimately result in issued U.S. patents, the resulting patents would generally be expected to expire on August 5, 2040 and September 6, 2042, assuming a 20-year term from the earliest filing date, subject to patent term adjustments for U.S. Patent and Trademark Office delays, patent term extensions for regulatory review delays, and payment of maintenance fees.

Additionally, the licenses are fully paid, and therefore milestone payment-free, and royalty-free as they are being entered into in connection with the larger transaction. As such, no payments have been made and no payments or royalties will become due under its terms. The Company has revised the disclosure on page 178 of Exhibit 99.1 to the Registration Statement to make this clear.

U.S. Federal Income Tax Consequences of the Distribution and the Merger, page 302

5.

We acknowledge your response to prior comment 35, which we reissue in part. Please revise to state that the tax disclosure in this section represents the opinion of counsel. We also note your disclosure that the consummation of the Distribution and the Merger are conditioned upon the receipt of tax opinions to the effect that the Contribution, Distribution and Merger will qualify as a “reorganization” under Sections 355 and 368(a) of the Code. Please revise to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined on. For example, please clearly state whether the transactions will qualify as a “reorganization” within the meaning of Section 368 of the Code and make clear whether the parties expect the business combination to be tax-free to U.S. holders. If there is uncertainty regarding the tax treatment of the business combination, counsel may (1) issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertain and (2) explain why it cannot give a firm opinion. For further guidance, see Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment. To address the Staff’s comment, the U.S. federal income tax disclosure on pages 304 and 306 of Exhibit 99.1 to the Registration Statement has been revised to clarify that the U.S. federal income tax consequences identified in such disclosure are the consequences set forth in the “long form” tax opinions set forth in Exhibits 8.1 and 8.2 to Exhibit 99.1 to the Registration Statement. Further, the U.S. federal income tax disclosure on pages 304 and 306 of Exhibit 99.1 to the Registration Statement has been revised to clarify that the transactions will qualify as “reorganizations” consistent with the opinions set forth in the “long form” tax opinions set forth in Exhibits 8.1 and 8.2 to Exhibit 99.1 to the Registration Statement.

December 19, 2025

If you have any questions concerning the Registration Statement or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1394 or DKLam@wlrk.com or my colleague Jenna E. Levine at (212) 403-1172 or JELevine@wlrk.com.

Sincerely,

/s/ David K. Lam

David K. Lam

cc:	Joseph LaSala, Becton, Dickinson and Company

Stephanie Kelly, Becton, Dickinson and Company

Keeley A. Aleman, Waters Corporation

Jenna Levine, Wachtell, Lipton, Rosen & Katz

Jennifer L. Lee, P.C., Kirkland & Ellis LLP

Zoey Hitzert, Kirkland & Ellis LLP